CUTLER LAW GROUP
Corporate Securities Law

M. Richard Cutler, Esq

Admitted in California & Texas

July 1, 2021

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Denver Regional Office

1961 Stout Street, Suite 1700

Denver, CO 80294-1961

Attn: Patricia Do

Re:	Hawkeye Systems, Inc.

Ms. Do:

As you are aware we represent Hawkeye Systems, Inc. (the “Company”). This letter is to respond to your most request for revisions to the Controls and Procedures section in the Form 10-Q for the quarter ended September 30, 2020, the Form 10-Q for the quarter ended December 31, 2020, and the Form 10-K for the fiscal year ended June 30, 2020.

As I advised you when we spoke, we have now filed compliant amendments to the language relative to controls and procedures. I can also confirm that the information contained in the amendments is indeed accurate, and that the Company has subsequently filed a Form 10-Q with the correct language and intends to do so for future filings.

Thank you for your time and for your assistance with this matter. Please do not hesitate to contact me at the number or email reflected on this email.

Best Regards,

/s/ M. Richard Cutler
M. Richard Cutler